Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion of our report dated March 26, 2014, relating to the consolidated financial statements of Guided Therapeutics, Inc. and Subsidiary as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended in this Registration Statement on Form S-1/A Amendment No. 1. We also consent to the reference of us under the heading “Experts” in such Registration Statement.

Our report described above contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 /s/ UHY LLP

UHY LLP

Sterling Heights, Michigan

May 9, 2014